Exhibit 99.2

Liberty Media Corporation Announces Agreements with Third Party Investors to Invest $1.55 billion to Support Formula 1 Acquisition

December 14, 2016

ENGLEWOOD, Colo.—(BUSINESS WIRE)— Liberty Media Corporation (“Liberty Media”) (NASDAQ: LSXMA, LSXMB, LSXMK, BATRA, BATRK, LMCA, LMCK) announced today that it has entered into agreements with certain third party investors to commit $1.55 billion in subscriptions for newly issued shares of its Series C Liberty Media common stock (“LMCK”) at a price of $25.00 per share in connection with its acquisition of Formula 1.  The third parties are Coatue Management, L.L.C., the D. E. Shaw group, JANA Partners LLC, Ruane, Cunniff & Goldfarb Inc., Soroban Capital Partners LP, SPO Advisory Corp., and Viking Global Investors LP (collectively the “Third Party Investors”). The issuance of the shares of LMCK to the Third Party Investors will be consummated concurrently with the completion of the Formula 1 acquisition.

Greg Maffei, President and Chief Executive Officer of Liberty Media, said: “We are excited that this impressive list of investors will participate in the acquisition of Formula 1.  This group shares our enthusiasm for the sport and our belief in the opportunity to develop and grow it for the benefit of the fans, teams, sponsors and our shareholders.  We look forward to closing the transaction in early 2017.”

Chase Carey, Chairman of Formula 1, said: “This is a significant step in Liberty Media’s transformative acquisition of Formula 1 and is further confirmation that the future of the sport is bright.”

The proceeds from this $1.55 billion investment will be used to increase the cash portion of the aggregate consideration payable to the consortium of selling Formula 1 shareholders (the “Selling Shareholders”) led by CVC Capital Partners (“CVC”). As a result of this investment, the number of LMCK shares issuable to the Selling Shareholders at the closing of the Formula 1 acquisition will be reduced from approximately 138 million to approximately 76 million.  The total number of LMCK shares to be issued by Liberty Media in connection with the acquisition of Formula 1, to both the Selling Shareholders and the Third Party Investors, remains unchanged at approximately 138 million shares (excluding the dilutive impact of the $351 million Exchangeable Notes).  Both the Third Party Investors and the Selling Shareholders will be subject to certain lock-up restrictions for a period of six months following the completion of the Formula 1 acquisition, subject to certain exceptions.  Information regarding these lock-up restrictions can be found in the definitive proxy statement filed by Liberty Media with respect to the special meeting of stockholders (described below) and in a future Current Report on Form 8-K to be filed by Liberty Media.

The interest in Formula 1 already acquired by Liberty Media, and the remaining interest to be acquired upon the closing of the acquisition, is being attributed to the Liberty Media

Group tracking stock. Upon completion of the acquisition, subject to stockholder approval, the Liberty Media Group will be renamed the Formula One Group and the ticker symbols for the Series A, Series B and Series C Liberty Media common stocks will be changed from LMC (A/B/K), respectively, to FWON (A/B/K), respectively.

Following the completion of the Formula 1 acquisition and the issuance of shares to the Third Party Investors, the Third Party Investors in the aggregate will own approximately 26%(1) of the Formula One Group’s equity, and the Selling Shareholders will own approximately 39%(1) of the Formula One Group’s equity and will have board representation at Formula 1 to support Liberty Media in continuing to develop the full potential of the sport. In addition, a CVC representative will be joining the Liberty Media Board of Directors.

The completion of the acquisition is subject to certain conditions, including the receipt of (i) certain clearances and approvals by antitrust and competition law authorities in various countries, (ii) certain third-party consents and approvals, including that of the Fédération Internationale de l’Automobile, the governing body of Formula 1, and (iii) the approval by Liberty Media’s stockholders of the issuance of LMCK shares in connection with the acquisition (including the issuance to the Third Party Investors) at the special meeting scheduled for January 17, 2017. The acquisition is expected to close before the end of the first quarter in 2017. At the special meeting, Liberty Media’s stockholders will also be asked to approve the name change of the Liberty Media Group to the Formula One Group. However, the approval of the name change proposal is not a condition to closing the Formula 1 acquisition. Additional information regarding the acquisition and Formula 1 has been included in the definitive proxy materials filed by Liberty Media with the Securities and Exchange Commission relating to the matters to be voted upon by Liberty Media’s stockholders described above.

Forward-Looking Statements

This press release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements relating to the proposed acquisition of Formula 1 and its expected timing, the related third party investments in Liberty Media, the renaming of the Liberty Media Group and the corresponding change in ticker symbols and other matters that are not historical facts. These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including, without limitation, the satisfaction of conditions to the proposed acquisition of Formula 1. These forward looking statements speak only as of the date of this press release, and Liberty expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Liberty Media’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Please refer to the publicly filed documents of Liberty Media, including its most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, for risks and uncertainties related to Liberty Media’s business which may affect the statements made in this press release.

Additional Information

Nothing in this press release shall constitute a solicitation to buy or an offer to sell shares of Liberty Media’s Series C Liberty Media common stock or any other series of its common stock.  Liberty Media stockholders and other investors are urged to read the definitive proxy statement (which has been filed with the SEC) because it contains important information relating to the proposed acquisition of Formula 1.  Copies of Liberty Media’s SEC filings are available free of charge at the SEC’s website (http://www.sec.gov).  Copies of the filings together with the materials incorporated by reference therein will also be available, without charge, by directing a request to Investor Relations, (720) 875-5420.

Participants in the Solicitation

The directors and executive officers of Liberty Media and other persons may be deemed to be participants in the solicitation of proxies in respect of any proposals relating to the proposed acquisition of Formula 1.  Information regarding the directors and executive officers of Liberty Media is available in its definitive proxy statement, which was filed with the SEC on July 8, 2016, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, has been made available in the definitive proxy materials regarding the proposed acquisition of Formula 1 (which have been filed with the SEC).  Free copies of these documents may be obtained as described in the preceding paragraph.

About Liberty Media Corporation

Liberty Media Corporation operates and owns interests in a broad range of media, communications and entertainment businesses. Those businesses are attributed to three tracking stock groups: the Liberty SiriusXM Group, the Braves Group and the Liberty Media Group. The businesses and assets attributed to the Liberty SiriusXM Group (Nasdaq: LSXMA, LSXMB, LSXMK) include Liberty Media Corporation’s interest in SiriusXM. The businesses and assets attributed to the Braves Group (Nasdaq: BATRA, BATRK) include Liberty Media Corporation’s subsidiary Braves Holdings, LLC. The businesses and assets attributed to the Liberty Media Group (Nasdaq: LMCA, LMCK) consist of all of Liberty Media Corporation’s businesses and assets other than those attributed to the Liberty SiriusXM Group and the Braves Group, including its interests in Live Nation Entertainment and Formula 1, and minority equity investments in Time Warner Inc. and Viacom.

(1)         Calculated based on the undiluted share count as of 10/31/2016 and is inclusive of the dilutive impact of the $351 million Exchangeable Notes.

Liberty Media Corporation

Courtnee Chun, 720-875-5420